Exhibit 99.2
No.7/219/2008•CL-11
GOVERNMENT OF INDIA
MINISTRY OF CORPORATE AFFAIRS
5th Floor, SHASTRI BHAWAN,
NEW DELHI-110 001.
July 17, 2009
To:
M/s Satyam Computer Services Ltd.
Mayfair Building,
1-8-303/36
Sardar Patel Road,
Secundrabad-500 003.
Kind attention:          Mr. Kiran Karnik, Chairman.
Subject:	In the matter of M/s Satyam Computer Services Ltd. regarding continuation of nominee directors.
Sir,
     I am directed to forward a certified copy of CLB Order dated 17.7.2009 on the subject noted above permitting Central Government to withdraw four of its six nominee directors from the Board of Directors of the Satyam Computer Services Ltd.
2. In view of the aforesaid Order, it has been decided that the following persons shall cease to be directors on the Board of Directors of the Satyam Computers Services Ltd. with immediate effect:
(i)	Sh. Kiran Karnik

(ii)	Shri Deepak Parekh

(iii)	Shri Tarun Das

(iv)	Shri Suryakant Balkrishna Mainak
3. The other two directors, namely Shri T.N.Manoharan and Shri C. Achutan shall continue as nominee directors of the Central Government until further orders. These two directors shall ensure to comply with the requirements contained in the above mentioned CLB Order.
4. This issues with the approval of Competent Authority,
Yours faithfully,

Encl.: As above.	/s/ Vinod Sharma
(Vinod Sharma)
Deputy Director

BEFORE THE COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
(Dated: 17th July, 2009)
CP No. 001 of 2009
CA No.327/09
Present: Shri S. Balasubramanian,
Chairman
In the matter of Companies Act, 1956—Sections 388B/397/398
AND
In the matter of Union of India
versus
Satyam Computer Services Limited & others.

Present on behalf of parties:
1. Mr. Sanjay Shorey, DD (I)	... UOI
2. Mr. R.K. Meena, DD(I)	... UOI
3. Mr.Vinod Sharma	... UOI
4. Mr. Anand S.Pathak	... Tech Mahindra
5. Mr. Devraj Ashok	... Tech Mahindra
ORDER
(Date of Hearing: 2.7.2009)
1.	On the petition of the Central Government under sections 388B, 397/398 of the Companies Act, 1956 in the matter of M/s Satyam Computer Services Limited, I passed an order on 9.1.2009 superseding the then Board of Directors and authorizing the Central Government to reconstitute the Board by appointing, in the name and on behalf of this Board, not more than ten eminent persons as directors. Accordingly, the Central Government appointed six directors. On the recommendation of the reconstituted Board that for the long term benefit of the company, a strategic investor needed to be inducted, by an order dated 19.2.2009, I authorized the Board to induct a strategic investor on certain terms and conditions. I had also authorized the company to increase its authorized capital to enable the strategic investor to acquire shares. In terms of that order, the company initiated/concluded a bidding process under the supervision of Justice Shri S.P.Bharucha (Retd. Chief Justice of India).
M/s Venturbay Consultants Private Limited became the successful bidder by bidding at Rs.58/- per share. By an order dated 16.4.2009, I confirmed M/s Venturbay as the successful bidder and authorized the company to allot 31% shares, which was done subsequently. In terms of the Take Over Code, M/s Venturbay was to acquire further 20% shares by open offer from the existing shareholders. It was also given the option to acquire from the company by way of a preferential allotment such a number of shares to take its shareholding upto 51% of the enhanced issued/subscribed share capital.

2.	The open offer closed on 1st July, 2009. The Central Government has filed the instant application 327 of 2009 stating that since the smooth transition of the control of the company has taken place and the company has also been stabilized, there is no need to continue with the six directors appointed in the name and on behalf of the Company Law Board. It is further stated in the application that to ensure that the strategic investor complies with the terms and conditions of the order of this Board dated 16.4.2009, the terms of the bid documents and also of the terms of the Share Purchase Agreement between the company and Venturbay/Tech Mahindra Limited are continued to be complied with, two of the six directors be allowed to continue for the period of three years.

3.	The application was heard on 2nd July, 2009 when I had reserved the order. On 6.7.2009, the company filed an application stating that in terms of the share purchase agreement and the offer documents, M/s Venturbay has exercised its option to subscribe to 19,86,58,498 shares which had not been offered by the public shareholders in the open offer and accordingly sought for permission to allot these shares on a preferential basis. Since the exercise of the option by M/s Venturbay was in accordance with my order dated 16.4.2009, the share purchase agreement/offer documents, by my order dated 6.7.2009, I authorised the company to issue and allot the shares applied for by M/s Venturbay at a premium of Rs 56 and had also stipulated that an resolution passed by the Board of the company shall be deemed to be one under Section 81(1A) of the Act. The Satyam through its counsel has reported that the company has allotted the said shares to M/s Venturbay on 10.7.2009 on receipt of requisite consideration. Now that M/s Venturbay has complied with all the requirements and has acquired over 42% shares in the company and since at the request of the Central Government, I had authorized it to appoint six directors and now that Central Government itself has opted to have only two directors as nominees of the CLB on the Board, I allow the application with liberty to the Central Government to withdraw four of the 6 directors appointed in the name of this Board, at its choice. The remaining two directors will continue till such time the Central Government desires to continue them, however, not beyond the period of three years from the date of this order. These two directors shall not be included in counting the maximum number of directors that the company can have as per its Articles.

4.	As long as the two nominee directors continue, any decision with regard to the conditions imposed as per the bid documents and also the Share Purchase Agreement can be taken only in the presence of at least one of these two nominee directors. Till further orders, the Company shall furnish periodical reports to this Board as well as the Central Government regarding important developments in the affairs of the company as also important decisions taken by the Board.

5.	While parting with this order, I convey my compliments and appreciation to these six nominee directors for their exemplary leadership during the troubled time, which enabled/ensured the stabilization of the company and also the smooth transition of the control of the company to the strategic investor.